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Exhibit 12                     Xerox Corporation
		  Computation of Ratio of Earnings to Fixed Charges

		      Nine months ended               Year ended
			 September 30,                December 31,
(In millions)            1998*    1997    1997   1996    1995    1994    1993**
Fixed charges:
  Interest expense     $  553   $  450  $  617 $  592  $  603  $  520  $  540
  Rental expense          104       92     140    140     142     170     180
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            657      542     757    732     745     690     720
Preferred stock divi-
   dends of subsidiaries   41       37      50      -       -       -       -
Capitalized interest        -        -       -      -       -       2       5
   Total fixed charges $  698   $  579  $  807 $  732  $  745  $  692  $  725
Earnings available for
  fixed charges:
  Earnings***          $  (60)  $1,480  $2,268 $2,067  $1,980  $1,602  $ (193)
  Less undistributed
    income in minority
    owned companies       (49)    (101)    (84)   (84)    (90)    (54)    (51)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries          657      542     757    732     745     690     720
  Total earnings
    available for
    fixed charges      $  548   $1,921  $2,941 $2,715  $2,635  $2,238  $  476
Ratio of earnings to
   fixed charges (1)(2)  0.79     3.32    3.64   3.71    3.54    3.23    0.66

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* Earnings for the nine months of 1998 were inadequate to cover fixed charges. The coverage deficiency was $150 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would be 3.14.

** 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

*** Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income and
    Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."